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                                                                    EXHIBIT 4.25


                         Saliva Diagnostic Systems, Inc.
                                11719 NE 95th St.
                               Vancouver, WA 98682

April 23, 1999

Moishe Bodner
International Securities Corp.
310 Madison Ave., Suite 501
New York, NY 10017

Dear Mr. Bodner

This letter will confirm SDS' agreement to modify the terms of the payment by you and your group of the last tranche of funding for the Series B Preferred Stock. We have agreed your $500,000 will be wired to SDS' account as follows:

1. $200,000 will be wired immediately, or no later than Monday, April 24, 1999.

2. The $200,000 payment shall be earmarked for payment of costs needed to file the company's 10-K and follow-on pending registration statements due for filing for the common stock associated with your investment and the common stock to be issued to Luc Hardy in connection with his settlement agreement with the company. Specifically, $30,000 each will be paid to the accountants and attorneys. Up to $90,000 will be paid to current accounts payable. Finally, $50,000 will be used exclusively for marketing and sales activities.

3. Upon completion of the Luc Hardy settlement and the filing by Hardy of the requisite documentation to effect satisfaction of judgment against the company and dismissal of all judicial proceedings against the company, you will wire transfer the balance due, i.e. net proceeds of $270,000.

4. In connection with ongoing business operations, the company agrees that the net proceeds of this tranche of financing will be used for payment of obligations incurred in the ordinary course of business on a going forward basis. In the absence of any additional capital raised in excess of the current payment by you, management agrees that accrued fee obligations due management shall be repaid only after the company has achieved $3MM in annualized sales and then only 50% of any operating profit shall be available to repay accrued obligations to management. Once the company has achieved $5MM or more in annualized sales, any constraint on payment of accrued obligations to management shall terminate. Management shall be fairly compensated with options to company stock for the agreement to commitments to defer fees due them.

Nothing in this letter is intended to otherwise amend or modify the terms and conditions of the Series B Preferred Stock purchase and registration rights agreement between us.

                                            With kindest regards,

                                            Saliva Diagnostic Systems, Inc.

                                            /s/ Stefan L. Paskell

                                            Stefan L. Paskell
                                            Executive Vice President
                                            General Manager


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Accepted and agreed:

Biscount Overseas Limited

  By:  Aryeh Trading, Inc.

    By:  /s/ Moishe Bodner